NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE January 6, 2012

CANADIAN ZINC ANNOUNCES THE CLOSING OF $5.1 MILLION BOUGHT DEAL PUBLIC OFFERING OF UNITS

Vancouver, British Columbia, January 6, 2012 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) is pleased to announce that it has closed the previously announced bought deal public offering of 7,610,000 units (“Units”) at $0.67 per Unit for total proceeds of $5,098,700 (the “Public Offering”).

The Public Offering was completed by a syndicate of underwriters led by Canaccord Genuity Corp. and including Northern Securities Inc., Octagon Capital Corporation and Raymond James Ltd. (collectively, the “Underwriters”).

Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at an exercise price of $0.90 per common share for a period of 24 months from the date of issuance.

On December 30, 2011, Canadian Zinc closed financings for a total of $8.49 million (gross) from a flow-through private placement of 3,275,000 flow-through shares at $0.75 per share for gross proceeds of $2,456,250 and the first tranche of the Shandong Zhongrun non-brokered private placement of 9,000,000 units at $0.67 per unit for gross proceeds of $6,030,000.

The second tranche of the Shandong Zhongrun non-brokered private placement, consisting of an additional 6,000,000 units for gross proceeds of $4,020,000, is expected to close later in January, subject to receipt of necessary regulatory approvals.

Use of Proceeds

The Company intends to use the net proceeds from the above referenced financings for the advancement of the Company’s Prairie Creek Project and for general corporate and working capital purposes.  In addition to advancing the permitting through the regulatory phase, this includes funding the remaining work required to advance the Prairie Creek Project to feasibility. The Company has engaged SNC-Lavalin Inc. to prepare a feasibility study that will incorporate working capital and working cost estimates for underground mining, and for the rehabilitation and upgrading of the processing plant, power plant and water treatment and storage ponds.

In addition, the Company intends, subject to the receipt of permits and subject to any recommendations in the feasibility study, to undertake a further underground exploration and development program, as well as to re-establish the existing access road and to re-supply the mine site.  The Company intends to use the flow-through funds to continue exploration along the established 16 kilometre mineralized trend at Prairie Creek and to complete the deep hole drilling program, 1.5 kilometres north of the inferred resources.

Prairie Creek Mine Background

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Project comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and an Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. (Technical Report, December 28, 2011, Alan B. Taylor, P. Geo., Non-Independent Qualified Person, in compliance with National Instrument 43-101).

On December 8, 2011, the Mackenzie Valley Environmental Impact Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Company’s proposed Prairie Creek Mine and submitted the Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development. The Review Board concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board has therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals.

Notice Regarding United States Registration

This press release does not constitute an offer of securities for sale in the United States or to U.S. persons. None of the securities issued or issuable in connection with the above-described financings will be registered under the U.S. Securities Act of 1933 (the “1933 Act”), as amended, or any applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S regulated under the 1933 Act, absent registration or an applicable exemption from the registration requirements.

Cautionary Statement – Forward-Looking Information:

This press release contains certain forward-looking information, including, among other things, the expected completion of financings, the expected use of proceeds thereof and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of financings and other transactions, the receipt and timing of necessary regulatory approvals, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Canadian Zinc uses certain terms in its regulatory filings in Canada, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility.  United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
 E-mail: invest@canadianzinc.com    Website: www.canadianzinc.com